11017893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) to 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIMECAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James (631) 331-1400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TIMECAPITAL SECURITIES CORPORATION

AUDITED STATEMENT OF FINANCIAL CONDITION

March 31, 2011

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

TIMECAPITAL SECURITIES CORPORATION

AUDITED STATEMENT OF FINANCIAL CONDITION

March 31, 2011

TABLE OF CONTENTS

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
TimeCapital Securities Corporation
Port Jefferson Station, New York

We have audited the accompanying statement of financial condition of TimeCapital Securities Corporation (the Company), as of March 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TimeCapital Securities Corporation as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 24, 2011

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518

www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
March 31, 2011

ASSETS

Cash and cash equivalents	$	143,732
Deposits with clearing broker		50,000
Securities owned at market		150,000
Receivables		22,394
Prepaid expenses		33,110
Intangible asset		876
Property, equipment and leasehold improvements		121,966
	$	522,078

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	69,625

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding		40,000
Additional paid in capital		397,487
Retained earnings		14,966
		452,453
	$	522,078

See notes to statement of financial condition.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2011

Note 1 - Nature of Business

TimeCapital Securities Corporation, (the Company) is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Principal transactions and commission revenues and expenses from customer transactions are recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist solely of money market funds.

The Company maintains cash in certain financial institutions that may exceed the FDIC insurance limit for interest bearing transaction accounts.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which did not add to the economic life of the asset are expensed as incurred.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years. Management has determined that no impairment of this trademark has occurred as of and for the year ended March 31, 2011.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2011.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2011

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus or minus any deferred taxes arising from differences between amounts reported for financial reporting purposes and income tax purposes. Any deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are realized or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be settled. As changes in tax laws or rates are enacted, deferred assets and tax liabilities are adjusted through the provision for income taxes. At March 31, 2011 there were no deferred tax assets or liabilities.

The Company accounts for the effect of any uncertain tax positions based on a "more-likely-than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the statement of financial condition was available to be issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $50,000.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2011

Note 4 - Fair Value

The Company records certain assets and liabilities at fair value using framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in the three broad levels listed below:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities measured at fair value on a recurring basis are summarized below:

There were no Level 1 or Level 3 inputs as of March 31, 2011.

	Significant Other Observable Inputs (Level 2)
Assets	
Auction Rate Bonds	$ 150,000

Note 5 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 32,360
Furniture and fixtures	18,639
Leasehold improvements	76,830
Other	40,107
	167,936
Less: accumulated depreciation and amortization	45,970
	$ 121,966

TIMECAPITAL SECURITIES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2011

Note 6 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$	1,123
Less: accumulated amortization		247
	$	876

Amortization expense for the year ended March 31, 2011 was approximately $85. Amortization expense is estimated to be $85 per year for the next five years.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2011, the Company was in compliance with these regulations.